Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES NEW CHIEF FINANCIAL OFFICER

November 13, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) announces that Dr. Lyn Davies CA has been appointed as Acting Chief Financial Officer of the Company, replacing Mr. Gordon Cummings CA who has recently been appointed President and Chief Executive Officer. Dr. Davies is a member of the Institute of Chartered Accountants of British Columbia and the Institute of Chartered Accountants in England & Wales and also has a PhD in Chemistry from City University, London, England. Dr. Davies brings more than 30 years of Finance experience, including senior Finance roles with Canadian public listed technology companies and considerable public accounting and consulting experience with KPMG and Grant Thornton.

Gordon Cummings, President & CEO of Kimber Resources stated “I am delighted to welcome Dr. Lyn Davies to the management team as Acting CFO. Lyn has been working with Kimber Resources for over 6 months on a contract basis to assist us with the documentation and evaluation of our internal controls in line with our Sarbanes Oxley requirements. Lyn’s strengths in system controls and public company accounting and knowledge of the Company will be a great asset to us moving forward.”

Kimber owns mineral concessions covering approximately 32,000 hectares of the prospective Sierra Madre gold-silver belt where initial reconnaissance exploration carried out in 2007 has identified a number of new exploration targets. To date, three gold-silver deposits have been identified within the Company’s Monterde property. The Carmen deposit, which has been extensively drilled, is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.